Exhibit 33

Unless otherwise indicated below, the business address of the directors and executive officers of (x) Mitsui & Co., Ltd. ("Mitsui Japan") is 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631, Japan and (y) Mitsui & Co. (U.S.A.), Inc. ("Mitsui USA") is 200 Park Avenue, New York, NY 10166, USA. Each occupation set forth opposite such person's name refers to employment with the Reporting Persons. For external directors, additional occupation and employment information is separately noted below. To the Reporting Persons' knowledge, none of the directors or executive officers of Mitsui Japan nor the directors or executive officers of Mitsui USA has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Each of the directors and executive officers of the Reporting Persons listed below is a citizen of Japan, with the exception of Mr. Samuel Walsh, Ms. Sarah L. Casanova and Ms. Jessica Tan Soon Neo. Mr. Samuel Walsh is a citizen of the Commonwealth of Australia, Ms. Sarah L. Casanova is a citizen of Canada and Ms. Jessica Tan Soon Neo is a citizen of the Republic of Singapore.

<u>Directors and Executive Officers of Mitsui Japan</u>

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Tatsuo Yasunaga	Representative Director, Chair of the Board of Directors	—
Kenichi Hori	Representative Director, President and Chief Executive Officer	—
Kazumasa Nakai	Representative Director, Executive Vice President	—
Tetsuya Fukuda	Representative Director, Senior Executive Managing Officer	—
Makoto Tanaka	Representative Director, Executive Managing Officer	—
Masaya Inamuro	Representative Director, Executive Managing Officer	—
Samuel Walsh (i)	Director	—
Takeshi Uchiyamada (ii)	Director	—
Masako Egawa (iii)	Director	—
Fujiyo Ishiguro (iv)	Director	—
Sarah L. Casanova (v)	Director	—
Jessica Tan Soon Neo (vi)	Director	—
Toru Matsui (1)	Executive Vice President	—
Makoto Sato (2)	Executive Vice President	—
Tetsuya Daikoku	Executive Vice President	—
Takashi Furutani	Senior Executive Managing Officer	—
Kenichiro Yamaguchi	Senior Executive Managing Officer	—
Yoichiro Endo	Senior Executive Managing Officer	—
Yuichi Takano	Executive Managing Officer	—
Makoto Tanaka	Executive Managing Officer	—
Masaya Inamuro	Executive Managing Officer	—
Kiyoshi Mori	Executive Managing Officer	—
Isao Kohiyama (3)	Executive Managing Officer	—
Koichi Wakana (4)	Executive Managing Officer	—
Daisuke Ishida (5)	Executive Managing Officer	—
Tetsu Watanabe	Executive Managing Officer	—
Masao Kurihara	Executive Managing Officer	—
Junji Fukuoka (6)	Executive Managing Officer	—
Maroshi Tokoyoda (7)	Executive Managing Officer	—
Takuya Shirai	Executive Managing Officer	—

<u>External Directors:</u>

(i)   Chair of the Board, Gold Corporation (Australia) the Perth Mint

(ii)   Senior Advisor, Toyota Motor Corporation

(iii) Chancellor, School Juridical Person Seikei Gakuen;
       Outside Director, Mitsubishi Electric Corporation

(iv) Director of the Board (External), SEGA SAMMY HOLDINGS INC.;

Chair of Japan, World Economic Forum

(v)   Outside Director, Kao Corporation;
       Outside Director, Yamaha Motor Co., Ltd.

(vi) Non-Executive Independent Board Director, CapitaLand India Trust Management Pte. Ltd.;
       Chairman, Public Accounts Committee, Parliament of Singapore

Location:

(1)   200 Park Avenue, New York, NY 10166-0130, USA

(2)   12 Marina View, #31-01 Asia Square Tower 2 Singapore 018961

(3)   Menara BCA 51st Floor, Grand Indonesia Jl.M.H. Thamrin No.1, Jakarta 10310, Indonesia

(4)   Nagoya Mitsui North building 8-18　Meieki 4-chome Nakamura-ku, Nagoya 450-0002 Japan

(5)   Osaka Mitsui-Bussan Bldg. 3-33, Nakanoshima 2-chome Kita-ku, Osaka, 530-0005, Japan

(6)   15th-17th Floor, Sathorn City Tower, 175 South Sathorn Road, Tungmahamek, Sathorn Bangkok 10120, Thailand

(7)   8th and 9th Floors,1 St. Martin's Le Grand, London EC1A 4AS, United Kingdom

Directors and Executive Officers of Mitsui USA

Name	Occupation and Business Address	Number of Shares of Common Stock Beneficially Owned
Toru Matsui	President & CEO	—
Atsuko Chitose	Director, Senior Vice President & Chief Strategy Officer	—
Akira Inubushi	Director, Senior Vice President & Chief Financial Officer	—
Tomohiro Musha	Director, Senior Vice President & Chief Human Resources Officer	—
Linda Primrose	Senior Vice President, Chief Compliance Officer & Secretary	—
Nobutaka Mochizuki	Senior Vice President & Chief Legal Officer	—
Jun Ozone	Senior Vice President	—
Yuki Toyama	Senior Vice President	—
Kenichi Asano	Senior Vice President	—
Kosuke Hattori	Senior Vice President	—
Yoshihiro Yamamura	Senior Vice President	—
Munehide Sato	Senior Vice President	—
Naoki Aoyama	Senior Vice President	—
Kenji Otake	Senior Vice President	—
Susumu Kodera	Senior Vice President	—
David Ekizian	Senior Vice President	—
Shinya Umehara	Senior Vice President	—
Harumasa Suzuki	Senior Vice President	—
Ikuo Hayashi	Senior Vice President, Chief Digital Information Officer	—
Atsushi Hokari	Vice President	—
Kenta Saito	Vice President	—
James Berkrot	Vice President	—
Mugihiko Yanagida	Vice President	—
Tainpei Xin	Vice President	—
Masaji Matsuoka	Vice President	—
Michio Yoshioka	Vice President	—
Noriko Kiser	Vice President	—
Erick Mustafich	Vice President	—
Sergio Veltri	Vice President	—
Amit Avnet	Vice President	—
Yuzo Goda	Vice President	—
Kurata Miyashita	Vice President	—
Mio Tokuyoshi	Vice President	—
Yoshikuni Yamamoto	Vice President	—

Marcus Daniel	Vice President	—
Evan Beckner	Vice President	—
Paola Campos	Vice President	—
Nariaki Sawamura	Vice President	—
Teresa Minger	Assistant Secretary	—